Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-267431
January 23, 2023

€1,250,000,000

€600,000,000 3.875% Notes due 2030

€650,000,000 4.250% Notes due 2043

FINAL TERM SHEET

January 23, 2023

Issuer:	Prologis Euro Finance LLC
Guarantor:	Prologis, L.P.
Legal Format:	Senior Unsecured SEC Registered Notes
Securities:	3.875% Notes due 2030 (the “2030 Notes”) 4.250% Notes due 2043 (the “2043 Notes”)
Expected Ratings (Moody’s/S&P)*:	A3 / A (Stable/Stable)

Maturity Date:	January 31, 2030 (2030 Notes) January 31, 2043 (2043 Notes)
Coupon:	3.875% per annum, payable annually (2030 Notes) 4.250% per annum, payable annually (2043 Notes)
Price to Public:	99.357% (2030 Notes) 98.643% (2043 Notes)
Underwriting Discount:	0.40% (2030 Notes) 0.55% (2043 Notes)
Net Proceeds, Before Expenses, to Issuer:	€593,742,000 (2030 Notes) €637,604,500 (2043 Notes)
Mid-Swaps Yield:	2.782% (2030 Notes) 2.603% (2043 Notes)
Spread to Mid-Swap:	+120 basis points (2030 Notes) +175 basis points (2043 Notes)
Benchmark Bund:	0.000% DBR due February 15, 2030 (2030 Notes) 3.250% DBR due July 4, 2042 (2043 Notes)
Benchmark Bund Yield/Price:	2.113% / 86.28% (2030 Notes) 2.255% / 115.51% (2043 Notes)
Spread to Benchmark Bund:	+186.9 basis points (2030 Notes) +209.8 basis points (2043 Notes)

Yield to Maturity:	3.982% (2030 Notes) 4.353% (2043 Notes)
Interest Payment Dates:	January 31 of each year, commencing January 31, 2024
Day Count Convention:	Actual/Actual (ICMA)
Optional Redemption:

Prior to October 31, 2029 based on the Comparable Government Bond Rate + 30 basis points, or on or after October 31, 2029, at par (2030 Notes)

Prior to July 31, 2042 based on the Comparable Government Bond Rate + 35 basis points, or on or after July 31, 2042, at par (2043 Notes)

Settlement Date:	January 31, 2023 (T+6)
Trade Date:	January 23, 2023
Use of Proceeds:

The Issuer intends to lend or distribute the net proceeds from the 2030 Notes and the 2043 Notes to the Guarantor or one of its other subsidiaries, who will apply the amounts received for general corporate purposes, including to repay, repurchase or tender for other indebtedness.

Currency of Payment:

All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euros. If the euro is unavailable to the Issuer due to the imposition of exchange controls or other circumstances beyond the Issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the Issuer or so used.

Payment of Additional Amounts:

The Issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:

The Issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the Issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000
ISIN / Common Code / CUSIP:	XS2580271596 / 258027159 / 74341E AP7 (2030 Notes) XS2580271752 / 258027175 / 74341E AQ5 (2043 Notes)
Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange
Joint Book-Running Managers:	BNP Paribas HSBC Bank plc ING Bank N.V. J.P. Morgan Securities plc Banco Bilbao Vizcaya Argentaria, S.A. Crédit Agricole Corporate and Investment Bank
Senior Co-Managers:

Citigroup Global Markets Limited

Mizuho International plc

MUFG Securities EMEA plc

Scotiabank (Ireland) Designated Activity Company

SMBC Nikko Capital Markets Limited

The Toronto-Dominion Bank

Wells Fargo Securities International Limited

Co-Managers:

Academy Securities, Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. International plc

PNC Capital Markets LLC

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

Standard Chartered Bank

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the Notes against payment for the Notes on or about January 31, 2023, which is the sixth business day following the date of the pricing of the Notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the second business day prior to January 31, 2023 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement thereto in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BNP Paribas at +1 (800) 854-5674, HSBC Bank plc at +44 (0) 20 7991 1422, ING Bank N.V. at +31-20-563-8869 or J.P. Morgan Securities plc at +44-207-134-2468.

MiFID II and UK MiFIR - professionals/ECPs-only / No PRIIPs or UK PRIIPs KID - Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

Disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.